
May 21, 2013

Via Email
Wayne Irving II
Chairman and Chief Executive Officer
Monster Offers
117 Calle de Los Molinos
San Clemente, CA 92672

> **Re:** **Monster Offers**
> **Item 4.01 Form 8-Ks**
> **Filed April 5, 2013 and April 16, 2013**
> **File No. 000-53266**

Dear Mr. Irving:

We issued comments to you on the above captioned filings on April 12, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 31, 2013.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief